Exhibit 12.1

Aspect Software Group Holdings Ltd.

Ratio of Earnings to Fixed Charges

(In thousands)

						Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010

(Loss) income before income taxes	$(2,173)	$(40,526)	$(5,689)	$21,781	$39,144	$16,075	$23,784

Add: Fixed charges net of capitalized interest	46,315	88,267	111,606	89,297	59,274	51,574	52,903

(Loss) income before income taxes and fixed charges (net of capitalized interest)	44,142	47,741	105,917	111,078	98,418	67,649	76,687

Fixed charges:

Interest	35,661	70,630	103,441	81,493	51,908	45,930	42,221

Amortization of debt issuance costs	9,204	14,312	5,243	5,249	5,224	3,914	8,732

Estimated interest component of rental expense	1,450	3,325	2,922	2,555	2,142	1,730	1,950

Total	46,315	88,267	111,606	89,297	59,274	51,574	52,903

Ratio of earnings before taxes and fixed charges, to fixed charges	(1)	(1)	(1)	1.24	1.66	1.31	1.45

(1)	As a result of losses incurred in 2005, 2006 and 2007, the Company was unable to fully cover fixed charges. The amount of such deficiency during 2005, 2006 and 2007 was $2.2 million, $40.5 million and $5.7 million, respectively.